

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

<u>Via E-mail</u>
Sherri L. McKay-Highers
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, AK 99518

      Re: Chugach Electric Association, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 22, 2013
              File No. 033-42125

Dear Ms. McKay-Highers:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jennifer Thompson

              Jennifer Thompson
              Accounting Branch Chief